Emeco Holdings Limited

23 March 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Suncorp-Metway Limited and its subsidiaries – Form 603 notice of initial substantial holder dated 22 March 2007 – released to the Australian Stock Exchange Limited on 23 March 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

MKirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

dw 4/2

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Emeco Holdings Limited
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

The holder became a substantial holder on 20/03/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares	33,977,828	33,977,828	5.38%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class & number of securities
Suncorp Metway Investment Management Ltd (SMIML)	Fund Manager	30,293,089 Ordinary shares
Tyndall Investment Management Ltd	Fund Manager	1,567,342 Ordinary shares
RAC Insurance Pty Ltd	Fund Manager	91,610 Ordinary shares
Promina Equities Ltd	Fund Manager	2,025,787 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Class & number of securities
Suncorp Metway Investment Management Ltd	Refer to Annexure 1		
Tyndall Investment Management Ltd	Refer to Annexure 1		
RAC Insurance Pty Ltd	Refer to Annexure 1		
Promina Equities Ltd	Refer to Annexure 1		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest*	Date of acquisition	Consideration		Class & number of securities
	Prior 4 months	Cash	Non-cash	
Suncorp Metway Investment Management Ltd	Purchases	$7,753,012.32		4,184,839 Ordinary Shares
Tyndall Investment Management Ltd				
Promina Equities Ltd				
RAC Insurance Pty Ltd				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name & ACN/ARSN (if applicable)	Nature of association
Suncorp Metway Investment Management Ltd	Subsidiary of Suncorp-Metway Limited
Tyndall Investment Management Ltd	Subsidiary of Suncorp-Metway Limited
Promina Equities Ltd	Subsidiary of Suncorp-Metway Limited
RAC Insurance Pty Ltd	Subsidiary of Suncorp-Metway Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name C Chuter Capacity Company Secretary

Sign here Date 22/03/07

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Class and number of securities
Suncorp Metway Investment Management Ltd	Suncorp General Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,520,300 Ordinary shares
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,254,200 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	17,374,995 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,589,094 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	257,900 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	412,000 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	986,000 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,418,200 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,577,900 Ordinary shares
Suncorp Metway Investment Management Ltd	JP Morgan Chase Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,505,500 Ordinary shares
Suncorp Metway Investment Management Ltd	BNP Paribas ACF AMP Responsible Investment Leaders Australian Share Fund	PO BOX R209 Royal Exchange NSW 1225	397,000 Ordinary shares
Tyndall Investment Management Ltd	Tyndall Australian Core Share Value Fund	GPO BOX 5078 Sydney NSW 2001	1,567,342 Ordinary shares
RAC Insurance Pty Ltd	RAC Insurance Pty Ltd	GPO BOX 5078 Sydney NSW 2001	91,610 Ordinary shares
Promina Equities Ltd	Promina Equities Ltd	GPO BOX 5078 Sydney NSW 2001	2,025,787 Ordinary shares

END